601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

April 29, 2019

VIA EDGAR

Ms. Ta Tanisha Meadows

Staff Accountant

Office of Consumer Products

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Chewy, Inc.

Draft Registration Statement on Form S-1

Submitted February 8, 2019

File No 377-02494

On behalf of our client, Chewy, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated March 8, 2019, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 (File No. 377-02494) confidentially submitted by the Company on February 8, 2019 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is publicly filing the registration statement on Form S-1 (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Beijing    Boston    Chicago    Dallas    Hong Kong     Houston    London    Los Angeles    Munich    Palo Alto    San Francisco     Shanghai    Washington, D.C.

Prospectus Summary, Our Strengths, page 5

1.	Staff’s comment: Enhance your discussion of your loyal customer base to quantify your statement that your customers spend more on average the longer they remain active.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 6 and 86 to enhance the discussion of the Company’s loyal customer base by quantifying the statement that customers spend more on average the longer they remain active.

Risk Factors, We will remain a restricted subsidiary. . ., page 40

2.

Staff’s comment: You indicate that the terms of PetSmart’s credit facilities and indentures “may” restrict your ability to accomplish various acts, including paying dividends, making investments, and disposing of assets. If you have certainty as to which of these activities are restricted, or under what circumstances a restriction would apply, please disclose the same to your investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41 and 42.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

3.

Staff’s comment: Please disclose any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on your net sales or your net losses. See Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company has considered Item 303(a)(3)(ii) of Regulation S-K and advises the Staff that it has disclosed the growth of our Autoship subscription program as a key driver of recurring net sales and customer retention. The Company expects that growth in Autoship customer sales will continue to have a material favorable impact on net sales. In addition, the Company has disclosed the increasing shift from in-store to online purchases in the pet industry as a significant opportunity for growth. The Company has also revised disclosure on pages 2 and 82 to include additional information regarding the secular shift from in-store to online purchases, which will continue to affect our growth and net sales.

In addition, the Company advises the Staff that while it believes the Company will continue a favorable upward trend in net sales as it increases its investment in advertising, launches new fulfillment centers, expands its offerings, hires additional personnel and continues to develop features on its website and mobile applications, it does not reasonably expect such a trend to have a material impact on net sales or net losses. In this regard, the Company notes that its operating expenses are expected to increase due to the launch and/or expansion of fulfillment centers and customer service centers to further grow its fulfillment and customer care capacity. Relatedly, the Company is continuing to identify and evaluate potential new fulfillment sites, which it believes will increase net sales. To the extent the Company makes the determination that it reasonably expects that such factors will have a material favorable or unfavorable impact on net sales or net losses, the Company will include the necessary disclosure in its future filings in accordance with Item 303(a)(3)(ii) of Regulation S-K.

Key Financial and Operating Data, page 54

4.

Staff’s comment: Please tell us why the percentage changes in net cash provided by (used in) operating activities and in free cash flow is not meaningful to your investors. We note that the percentage changes for each are larger than the other percentage changes in the chart.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 61.

5.	Staff’s comment: Disclose the number of orders you have fulfilled over the periods of time presented here or, if you do not believe this metric is material to investors, please tell us why.

Response: The Company acknowledges the Staff’s request for expanded disclosure relating to the number of orders fulfilled over the periods of time presented and respectfully advises that it does not believe that it is necessary to provide additional disclosure because the number of orders fulfilled is not a relevant metric to evaluate the Company’s performance due to the variability in the number of items and average order value of each order fulfilled.

Factors Affecting our Performance, page 56

6.

Staff’s comment: Please provide a narrative discussion of the Annual Net Sales (excluding refunds) by Cohort chart. Also, enhance the details of the chart so that the Net Sales amounts are readily quantifiable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 63 to provide a narrative discussion of the Annual Net Sales (excluding refunds) by Cohort chart and has also revised the chart to clarify the Annual Net Sales (excluding refunds) by Cohort for fiscal years 2011-2014, 2015, 2016, 2017 and 2018.

7.

Staff’s comment: Where you discuss your expected growth of brand awareness, enhance this discussion to provide quantified historical information about the costs, either on a per customer or per cohort basis, to acquire or retain your customers given that your advertising and marketing costs have remained constant as a percentage of net sales and, according to your disclosure, are expected to increase.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 66 and 67 to provide quantified historical information about the costs per cohort to acquire customers. As illustrated by the chart provided, the Company has increased its marketing spend in each period to increase customers acquired in each cohort. However, its spending on marketing has decreased relative to its annual revenue per cohort.

Results of Consolidated Operations, page 60

8.

Staff’s comment: Revise your disclosure of your private brands to quantify the extent to which they contributed to an increase in net sales, given the role such products are expected to play in your overall growth strategy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 8 and 88 to quantify the extent to which private brands contributed to an increase in net sales.

Critical Accounting Policies and Estimates, page 65

9.

Staff’s comment: Please clarify the extent to which your revenues relate to products that are shipped directly to customers by vendors and tell us your consideration of discussing your revenue recognition policies for these particular sales separately, including principal versus agent considerations, front and back end inventory risk for these products and the timing of revenue recognition.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 76-77 to enhance the discussion of revenue recognition, which includes the principal versus agent considerations. Separately, the Company notes that it does not discuss shipments directly from vendors to customers as these transactions are de minimis in nature.

Principal and Selling Stockholders, page 103

10.

Staff’s comment: Please identify the natural persons with voting investment power over the securities held by PetSmart and Argos Holdings. We note your disclosure elsewhere that PetSmart is a wholly-owned subsidiary of Argos Holdings and that Argos Holdings is controlled by affiliates of BC Partners. Please identify the affiliates of BC Partners and the natural persons who control them. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The Company acknowledges the staff’s comment and respectfully advises the Staff that Chewy, Inc. is controlled by PetSmart, Inc., which is in turn a wholly owned subsidiary of Argos Holdings L.P. Argos Holdings L.P. is controlled by its general partner, the board of directors of which comprises three or more individuals. Pursuant to the so-called “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d). See Southland Corp. (July 8, 1987). Because the board of directors of the general partner of Argos Holdings L.P. has three or more individuals, none of which exercises investment or voting control over the Company’s securities (except with respect to the shares in which he or she directly holds a pecuniary interest), none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d). As such, no natural persons are required to be named in the Registration Statement

Certain Relationships and Related Party Transactions, page 113

11.

Staff’s comment: Please provide the approximate dollar value of the amount of PetSmart’s interest in each of the Master Transaction Agreement, the operating agreement related to your pharmacy operations, and the agreement governing sales of the private brand products. Please see Item 404(a)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 129.

Consolidated Statements of Operations, page F-5

12.

Staff’s comment: Given the significance of the charges, please tell us your consideration of disclosing on the face of the statements of operations the amount of accretion of convertible redeemable preferred stock along with net loss attributable to common stockholders. Likewise, tell us your consideration of disclosing these amounts in both summary and selected financial data.

Response: The Company acknowledges the Staff’s comment and advises that it considered the guidance applicable to the presentation of earnings per share contained in ASC 260, Earnings per share. The Company concluded that, based on the significant changes in capitalization of the Company that occurred in connection with the Company’s equity reorganization as disclosed in Footnote 1 - Description of Business and Basis of Presentation, disclosing the amount of accretion of convertible redeemable preferred stock along with net loss attributable to common stockholders on the face of the statements of operations as well as the summary and selected financial data would not provide investors with useful or comparable information on the performance of the Company and its businesses.

Net Loss per Share, page F-27

13.	Staff’s comment: The computation of earnings per share for the fiscal year ended January 28, 2018 does not appear to agree with the face of the statements of operations. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Registration Statement to include total net loss per share for all common stockholders in order to reconcile to the presentation on the face of the statements of operations.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Robyn Manuel

Securities and Exchange Commission

Sumit Singh

Mario Marte

Susan Helfrick

Chewy, Inc.

Tim Cruickshank

Kirkland & Ellis LLP

Michael Kaplan

Marcel Fausten

Davis Polk & Wardwell LLP